FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 24, 2005

Commission File Number: 001-10306

National Westminister Bank PLC

42 St Andrew Square

Edinburgh EH2 2YE

Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

RNS Number: 0170J

National Westminster Bank PLC

24 February 2005

RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004

National Westminster Bank Plc (“NatWest”) was acquired by The Royal Bank of Scotland Group plc (“RBS”) on 6 March 2000 and since then it has operated and been managed as a member of the overall RBS Group. As part of the integration of NatWest Group in the RBS Group a number of businesses and assets have been transferred between NatWest Group and The Royal Bank of Scotland plc (“Royal Bank”) to bring together similar operations and functions. As a consequence of this reorganisation, the results for prior periods are not directly comparable.

These results of NatWest are published to meet the requirements of the Listing Rules of the Financial Services Authority in respect of NatWest’s preference shares, which continue to be listed on the London Stock Exchange.

FINANCIAL HIGHLIGHTS

Profit before tax increased by 11% from £3,129 million to £3,483 million, boosted by the acquisition of First Active plc by Ulster Bank in January 2004.

Total income was £8,001 million compared with £7,258 million in the prior year, an increase of £743 million, 10%. Operating expenses increased by £314 million, 9% to £3,893 million.

Provisions for bad and doubtful debts and amounts written off fixed asset investments at £625 million were £75 million higher than prior year.

Total assets were up £23 billion from £173 billion to £196 billion, partly due to the acquisition of First Active. Loans and advances to customers were up 28%, £29 billion at £131 billion. Loans and advances to banks decreased by £8 billion to £28 billion.

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT

	2004	2003
		(restated)
	£m	£m
Total income	8,001	7,258
Operating expenses	(3,893)	(3,579)

Profit before provisions	4,108	3,679
Provisions for bad and doubtful debts and amounts written off fixed asset investments	(625)	(550)

Profit on ordinary activities before tax	3,483	3,129
Tax on profit on ordinary activities	(955)	(946)

Profit on ordinary activities after tax	2,528	2,183
Minority interest (including non - equity)	(12)	1
Preference dividends (non - equity)	(36)	(39)

Profit attributable to ordinary shareholders	2,480	2,145
Ordinary dividends	(2,300)	(2,257)

Retained profit/(loss)	180	(112)

SUMMARY CONSOLIDATED BALANCE SHEET

AS AT 31 DECEMBER

	2004	2003
		(restated)
	£m	£m
Assets
Cash and balances at central banks and items in the course of collection
from other banks	3,897	3,367
Treasury bills and other eligible bills	172	541
Loans and advances to banks	27,674	35,412
Loans and advances to customers	131,353	102,572
Debt securities and equity shares	23,707	22,799
Other assets	9,462	8,182

Total Assets	196,265	172,873

Liabilities
Deposits by banks and items in the course of transmission to other banks	23,873	18,501
Customer accounts	126,119	116,569
Debt securities in issue	3,255	2,112
Other liabilities	27,664	20,907
Subordinated liabilities	5,808	5,743
Minority interest, including non-equity interests	408	3
Shareholders’ funds, including non-equity interests	9,138	9,038

Total Liabilities	196,265	172,873

SUMMARY CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2004

	2004	2003
	£m	£m
Net cash inflow from operating activities	1,553	17,648
Net cash outflow from returns on investment and servicing of finance	(243)	(259)
Net cash outflow from taxation	(1,051)	(857)
Net cash (outflow)/inflow from capital expenditure and financial investment	(679)	117
Net cash (outflow)/inflow from acquisitions and disposals	(750)	578
Ordinary equity dividends paid	(2,300)	(2,257)

Net cash (outflow)/inflow before financing	(3,470)	14,970
Net cash inflow from financing	507	24

(Decrease)/increase in cash	(2,963)	14,994

NOTES

1.	Accounting policies There have been no changes to the principal accounting policies as set out on pages 7 to 9 of NatWest’s 2003 Report and Accounts, except as noted below.

The company has adopted the provisions of FRS 17 ‘Retirement Benefits’ with effect from 1 January 2004. The prior year has been restated.

2.	Ordinary dividends

	2004	2003
	£m	£m
Paid	2,300	2,257

3.	Date of approval The results for the year ended 31 December 2004 were approved by the Board of directors on 23 February 2005.
4.	Statutory accounts Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 (“the Act”). The statutory accounts for the year ended 31 December 2004 will be filed with the Registrar of Companies following the company’s annual general meeting. The auditors have reported on these accounts; their report was unqualified and did not contain a statement under section 237(2) or (3) of the Act..

CONTACTS
Fred Watt	Group Finance Director	020 7672 0008
0131 523 2028

Richard O’Connor	Head of Investor Relations	020 7672 1758

This information is provided by RNS

The company news service from the London Stock Exchange

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24/02/05

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ H Campbell
Name:	H Campbell
Title:	Head of Group Secretariat